UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 28, 2011.

Exhibit 99.1

Insider Transactions

Golar LNG Limited ("Golar" or the "Company") advises that Board member Tor Olav Troim has on 27 October, 2011 extended a forward contract in respect of 175,000 shares in the Company. The new forward contract expires on 27 April, 2012 at a price of NOK 170.3087 per share.

After this trade, Mr. Troim has an exposure of 375,000 Golar shares under forward contracts and ownership of 358,188 Golar shares through Drew Investments, a company he controls.

Golar LNG Limited

Hamilton, Bermuda

October 27, 2011

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 28, 2011	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer